P.E.
9/1/02

02052500

RECD S.E.C.
SEP 9 - 2002
1086

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2002

(Commission File No. 001-14495)

TELE NORDESTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Nordeste Cellular Holding Company
(Translation of registrant's name in English)

Av. Conde da Boa Vista, 800 – 2nd Floor
Recife, Pernambuco
Federative Republic of Brazil
(Address of Principal Executive Offices)

PROCESSED
SEP 10 2002
THOMSON FINANCIAL

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F __

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes __ No X

TIM

Tele Nordeste Celular Participações S.A.
DF/RI/126/2002

Recife, August, 30 2002

Dear Sirs,

In accordance to the "Policy for the disclosure of information and trading of Securities issued by Tele Nordeste Celular Participações S/A", filed as a form 6K in August 7, 2002, please see attached the consolidated form Management and Related Persons' Negotiation of Securities Issued by the Company regarding the Board of Directors, Management and Audit Committee, in accordance Article 11 - CVM Instruction 358.

If you have any questions or need further information, please do not hesitate to contact the undersigned.

Best Regards,

Fabiola Almeida
Investor Relations

TELE NORDESTE CELULAR PARTICIPAÇÕES S.A.
Av. Conde da Boa Vista, 800 - 1º andar - Boa Vista
Recife - PE - CEP 50 060-004 - Telefone: 55 81 81 3216.2500

CONSOLIDATED FORM
Management and Related Persons' Negotiation of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In July 2002, the only operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 [1]:

Company Name:				
Group and Related Persons	**(X) Board of Directors**	**() Management**	**() Audit Committee**	**() Technical and Consulting Committees**

Initial Balance				
Securities / Derivatives	Securities Characteristics (2)	Quantity	%	
			Same Class and Type	Total
Shares	Common	100,005,003	0.0765	0.0289
Shares	Preferred	-	-	-

Operations in the Month							
Securities / Derivatives	Stock Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
			Buy				
			Sell				

Final Balance				
Securities / Derivatives	Securities Characteristics (2)	Quantity	%	
			Same Class and Type	Total
Shares	Common	100,005,003	0.0765	0.0289
Shares	Preferred	-	-	-

CONSOLIDATED FORM
Management and Related Persons' Negotiation of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In July 2002, the only operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 [1]:

Company Name:				
Group and Related Persons	**( ) Board of Directors**	**(X) Management**	**() Audit Committee**	**() Technical and Consulting Committees**

Initial Balance

Securities / Derivatives	Securities Characteristics (2)	Quantity	% Same Class and Type	% Total
Shares	Common	9,333	0.000007	0.000003
Shares	Preferred	18,663	0.000009	0.000005

Operations in the Month

Securities / Derivatives	Stock Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
			Buy				
			Sell				

Final Balance

Securities / Derivatives	Securities Characteristics (2)	Quantity	% Same Class and Type	% Total
Shares	Common	9,333	0.000007	0.000003
Shares	Preferred	18,663	0.000009	0.000005

CONSOLIDATED FORM
Management and Related Persons' Negotiation of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In July 2002, the only operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

Company Name:				
Group and Related Persons	**( ) Board of Directors**	**( ) Management**	**(X) Audit Committee**	**() Technical and Consulting Committees**

Initial Balance

Securities / Derivatives	Securities Characteristics (2)	Quantity	% Same Class and Type	% Total
Shares	Common	7,554	0.000005	0.000002
Shares	Preferred	7,554	0.000003	0.000003

Operations in the Month

Securities / Derivatives	Stock Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
			Buy				
			Sell				

Final Balance

Securities / Derivatives	Securities Characteristics (2)	Quantity	% Same Class and Type	% Total
Shares	Common	8,554	0.000006	0.000002
Shares	Preferred	7,554	0.000003	0.000003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELE NORDESTE CELULAR PARTICIPAÇÕES S.A.

Date: September 9, 2002

By ____________________________

Name: Walmir Urbano Kesseli
Title: Chief Financial Officer